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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number 0-25109
                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K  / /Form 11-K / /Form 20-F /X/Form 10-Q

                 For Period Ended:      January 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Integrated Food Resources, Inc.
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Full Name of Registrant

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Former Name if Applicable

6700 SW Sandburg St.
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Address of Principal Executive Office (Street and Number)
Tigard, OR 97223
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/  /        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     Brian Bittke or Dal Norris              (503)               598-4375
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Integrated Food Resources, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date     March 16, 1999                      By     /s/ Brian Bittke
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                                    PART III
                                   NARRATIVE

         The Registrant filed its registration statement on Form 10-SB on November 25, 1998. The registration statement became effective on January 24,1999. The registrant received the staff's initial comment letter dated January 26, 1999 on January 28, 1999. In that letter, the staff raised a significant issue regarding how the registrant's real property assets in the Republic of Guinea should be represented in the audited financial statements. The registrant's auditors have been working with the Office of Chief Accountant since that time to resolve the issue. The auditors believe that a resolution has now been reached; however, the registrant and the auditors are awaiting written confirmation from the staff. Since the manner of the proper accounting for the foreign land grant has an impact on the registrant's quarterly financial statements and since the issue has only now been resolved apparently, the registrant has not been able to properly prepare the quarterly financial statements for a timely filing on or about March 17, 1999.